MATERIAL CHANGE REPORT

51-102F3

Item 1 Name and Address of Company

Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company")

Suite 501, 543 Granville Street

Vancouver, British Columbia

V6C 1X8

Item 2 Date of Material Change

December 1, 2023

Item 3 News Release

A joint news release with respect to the material changes referenced in this report was disseminated on December 1, 2023 by Metalla and Nova Royalty Corp. ("Nova") via the newswire services of Canada Newswire, a copy of which was subsequently filed under the Company's profile on SEDAR+ at www.sedarplus.ca.

Item 4 Summary of Material Change

On December 1, 2023, Metalla and Nova completed the arrangement (the "Arrangement"), initially announced on September 8, 2023, pursuant to which Metalla acquired all of the issued and outstanding common shares of Nova (the "Nova Shares") by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia), for consideration consisting of 0.36 of a common share of Metalla (each whole share, a "Metalla Share") in exchange for each Nova Share.

As previously announced, Metalla completed a subscription receipt financing, pursuant to which Beedie Investments Ltd. ("Beedie Capital") subscribed for 2,835,539 subscription receipts (the "Subscription Receipts") of Metalla at a price of C$5.29 per Subscription Receipt for aggregate gross proceeds of C$15 million (the "Financing"). As per the terms of the Financing, in connection with the completion of the Arrangement, each Subscription Receipt converted into one Metalla Share without payment of additional consideration or further action on the part of Beedie Capital, for an aggregate total of 2,835,539 Metalla Shares.

As previously announced, Beedie Capital entered into a second amended and restated convertible loan agreement with Metalla dated October 19, 2023 (the "Amended & Restated Loan Agreement"), pursuant to which the parties agreed to amend the terms of the existing convertible loan agreement between Beedie Capital and Metalla (the "Loan Facility"), which became effective upon completion of the Arrangement.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

The Arrangement

On December 1, 2023, Metalla and Nova completed the Arrangement, initially announced on September 8, 2023, pursuant to which Metalla acquired all of the issued and outstanding Nova Shares by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia).

Under the terms of the Arrangement, each former shareholder of Nova (a "Nova Shareholder") received 0.36 of a Metalla Share for each Nova Share held immediately prior to the completion of the Arrangement (the "Consideration"). The Nova Shares were de-listed from the TSX Venture Exchange (the "TSX-V") as of the close of trading on December 5, 2023 and Nova has applied to the Canadian securities regulators for it to cease to be a reporting issuer.

Nova Options

Pursuant to the Arrangement, Nova options became immediately vested, and such Nova options have been exchanged for replacement options exercisable for Metalla Shares at the same conversion ratio applicable to the Nova Shares, and any certificate or option agreement previously evidencing Nova options now evidences (and shall be deemed to evidence) such replacement options. All other terms and conditions of the replacement options, including the term of expiry, conditions to and manner of exercising, are the same as the Nova options for which they were exchanged, except that the term to expiry of any replacement options shall be extended to the 12- month anniversary of the effective date of the Arrangement for certain holders (e.g. for those that ceased to be an employee, consultant, officer or director of Nova or Metalla, as the case may be), provided that in no case shall the date of expiry of any replacement option extend beyond the date that is 10 years from the date of grant of the original Nova option.

Nova RSUs

Pursuant to the Arrangement, each restricted share unit of Nova that was outstanding immediately prior to completion of the Arrangement was deemed to be fully vested and settled in Nova Shares, which Nova Shares participated in the Arrangement. The consideration that a holder of restricted share units is entitled to receive under the Arrangement may be subject to tax withholdings in accordance with the Arrangement.

Subscription Receipt Conversion

As previously announced, Metalla completed the Financing, pursuant to which Beedie Capital subscribed for 2,835,539 Subscription Receipts at a price of C$5.29 per Subscription Receipt for aggregate gross proceeds of C$15 million (. As per the terms of the Financing, in connection with the completion of the Arrangement, each Subscription Receipt converted into one Metalla Share without payment of additional consideration or further action on the part of Beedie Capital, for an aggregate total of 2,835,539 Metalla Shares. Proceeds from the Financing have been released from escrow to Metalla. The proceeds of the Financing will be used for the acquisition of royalties and streams, transaction expenses, and general and administrative expenses of the combined company following completion of the Arrangement.

The Metalla Shares issued upon conversion of the Subscription Receipts are subject to a hold period ending on the date that is four months plus a day from the date the Subscription Receipts were issued, being February 21, 2024, and the resale rules of applicable securities legislation.

Convertible Loan

As previously announced, Beedie Capital entered into the Amended and Restated Loan Agreement with Metalla dated October 19, 2023, pursuant to which the parties agreed to amend the terms of the Loan Facility, which such amendments became effective upon completion of the Arrangement.

Pursuant to the Amended & Restated Loan Agreement, the parties agreed as follows:

i. to increase the Loan Facility from C$25.0 million to C$50.0 million;

ii. to drawdown the following amount (the "Initial Drawdown"):

● C$16.4 million (convertible at a conversion price of C$6.00 per Metalla Share), to refinance the C$4.2 million principal outstanding under the Loan Facility as at the time of the closing of the Arrangement, and the C$12.2 million principal outstanding under Nova's convertible loan facility with Beedie Capital (the "Nova Convertible Loan");

● C$2.7 million, being the aggregate interest and fees outstanding under the Nova Convertible Loan and the Loan Facility as at the time of the closing of the Arrangement, with the interest convertible as of the date of conversion and unpaid fees shall not be convertible.

● an amendment fee of approximately C$0.1 million payable to Beedie Capital; and

● certain expenses of Beedie Capital;

iii. interest on the principal will accrue at a rate of 10.0% per annum;

iv. for an eighteen-month period from the close of the Arrangement, accrued interest will be capitalized and added to the principal amount, and thereafter, at Metalla's election, 2.0% per annum of the interest accruing on the principal will be capitalized and added to the principal amount;

v. the standby fee (1.5% per annum), the commitment fee (1.0% on any subsequent advance (not payable on the Initial Drawdown)), the make whole fee (entitling Beedie Capital to earn a minimum of 12 months of interest on each advance made) and the default interest rate (14.0% per annum) remain the same; and

vi. existing security arrangements have been updated to reflect security to be provided by Nova and its subsidiary for the Loan Facility, along with updated security arrangements at Metalla to reflect developments in its business.

Concurrent with closing of the Arrangement, Metalla drew down on the Loan Facility and paid out and discharged all obligations under the Nova Convertible Loan, and such facility has been terminated.

Any Metalla Shares issued upon conversion of the Initial Drawdown will be subject to a hold period ending on the date that is four months and one day after the date the Amended & Restated Loan Agreement was entered into, being February 20, 2024, and the resale rules of applicable securities legislation.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Brett Heath, President & CEO

Phone: 604-696-0741

Item 9 Date of Report

December 8, 2023

Cautionary Note Regarding Forward-Looking Statements

This material change report contains "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, respectively (collectively referred to herein as "forward-looking information"). Forward-looking information may be identified by the use of forward-looking terminology such as "plans", "targets", "expects", "is expected", "scheduled", "estimates", "outlook", "forecasts", "projection", "prospects", "strategy", "intends", "anticipates", "believes", or variations of such words and phrases or terminology which states that certain actions, events or results "may", "could", "would", "might", "will", "will be taken", "occur" or "be achieved". Forward-looking information in this material change report includes: the expected use of proceeds from the Financing; the conversion of any amounts under Loan Facility, including the Initial Drawdown; and Metalla's election to capitalize interest. . In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances, including information in this material change report regarding the Arrangement contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent the companies' expectations, estimates and projections regarding possible future events or circumstances. The forward-looking information included in this material change report is based on the companies' opinions, estimates and assumptions in light of their experience and perception of historical trends, current conditions and expected future developments, their assumptions regarding the Arrangement (including the anticipated benefits therefrom), as well as other factors that they currently believe are appropriate and reasonable in the circumstances. The forward-looking information contained in this material change report is also based upon a number of assumptions, including the continued exploration and development of mineral projects by the owners or operators of such mineral projects; the ongoing operation of the mineral projects in which they hold a stream or royalty interest by the owners or operators of such projects in a manner consistent with past practice or publicly disclosed operating plans; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production. These assumptions include, but are not limited to, the following: assumptions in respect of current and future market conditions and the execution of the companies' business strategies, that operations, or ramp-up where applicable, at properties in which they hold a royalty, stream or other interest, continue without further interruption through the period, and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated, intended or implied. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking information is also subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to, that the proceeds of the Financing will not be used as announced; and those set forth under the caption "Risk Factors" in the companies' respective annual information forms, their most recent management's discussion and analysis, Metalla's annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR+ website at www.sedarplus.ca and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov.

Although the companies have attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to them or that they presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward- looking information contained in this material change report represents the companies' expectations as of the date of this material change report and is subject to change after such date. Metalla and Nova each disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All of the forward-looking information contained in this material change report is expressly qualified by the foregoing cautionary statements.

U.S. SECURITIES LAW DISCLAIMER

The securities issued pursuant to the Arrangement and the transactions with Beedie Capital may not be offered or sold in the United States or to U.S. persons absent registration under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and any applicable state securities laws, or available exemptions therefrom. Such securities are anticipated to be offered and sold in reliance upon available exemptions from registration requirements pursuant to the U.S. Securities Act and applicable exemptions under state securities laws. This material change report does not constitute an offer to sell or the solicitation of an offer to buy any securities.